



Our Mission:

nSightify is mobile employee engagement and performance management for First Responder (EMS/Fire)* organizations. We solve communication and engagement issues.

*Initial target market. Subset of healthcare



The Problem:

- PTSD - approximately 20%-30% of workers

- Disconnection = mental health/turnover

- Distributed teams of mobile workers

- Transactional work

- Absence of feedback

- No access to performance data

The Solution: nSights App

- Create alignment around company goals

- Real-time feedback and efficiency monitoring

- Enable teams/individuals to self-manage - Accountability

- Support a culture of teamwork and transparency

- Improve communications

- Gamification





Go To Market Plan:

- ***Target and isolate markets that become epicenters of growth***

- Leverage our connections in installed EMS network (12 plus years)





The Business Model:

- We sell to the agencies - B2B

- SaaS

- Cost is $15 per user per month/$180 annual

- On boarding one-time (2K-10K)

- Mobile application is key



Competition:

No consolidated solutions

No direct competition

Fragmentation

First mover advantage



The Market (US) : Healthcare - Total

TAM = $3.2 B

18 million workers



EMS Initial target market

TAM = $149M

846K licensed





Use of Funds: 250K* Raise on a S.A.F.E.

Description	Monthly
CEO	$8,750
CTO	$6,000
Outsourced Development	$11,000
Sales	$7,000
Implementation/Support	$3,750
Content Marketing	$2,000
Office	$1,000
Total Monthly Expense	$39,500



nSightify

Contact: John Dadey
CEO



701 Brazos Street
Suite 1616
Austin, TX 78701



john.dadey@nsightify.com